EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions except ratios)

	Year
	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$256	$277	$324	$445	$492
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	13	26	26	26
Estimated interest portion of rents	34	35	28	32	31

Total fixed charges	$290	$325	$378	$503	$549

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$528	$417	$576	$800	$589
Fixed charges*	290	312	352	477	523

Adjusted income	$818	$729	$928	$1,277	$1,112

Ratio of income to fixed charges	2.82	2.24	2.46	2.54	2.03

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.